High Income Municipal Bond Fund

I Class Ticker: SHMIX
U Class Ticker: SHIUX

Fund Type: High Income Municipal Debt



January 10, 2007

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Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Fees and Expenses

	I Share Class	U Share Class
Management Fee	0.60%	0.60%
Distribution (12b-1) Fee	None	None
Other Expenses		
Servicing Fee[1]	0.00%	0.15%
Other Fund Operating Expenses[2]	0.25%	0.25%
Total Other Expenses	0.25%	0.40%
Total Annual Operating Expenses[3]	0.85%	1.00%
Short-Term Redemption Fee	None	None
Minimum Investment Amount	$150,000	$10,000

(1) The Servicing Fee is paid to the third party intermediary through which Class U shares are purchased.

(2) The Fund's inception date is December 31, 2006 and therfore the amount of other Fund operating expenses is estimated for the current fiscal year. The estimate includes operating expenses such as (but not limited to) custodial, accounting, transfer agent and legal expenses. Actual expenses may be different than those shown.

(3) Effective with the inception of the Fund (December 31, 2006) through December 31, 2007, the Adviser will voluntarily waive fees and reimburse other fund expenses so that total operating expenses, after waiver, do not exceed 0.85% and 1.00% of average daily net assets, respectively, for Class I and Class U shares. In determining the Adviser's obligation to waive fees and/or reimburse expenses, interest, taxes and extraordinary items as approved by the Fund's independent directors, are not taken into consideration and could cause the Fund's expenses to exceed the amounts reflected above. Fee waivers may be modified or discontinued at any time after December 31, 2007 with the approval of the Board of Directors without further notice to investors.

The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- Science and Technology Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Florida Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

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January 10, 2007

The Sit Mutual Funds
Large Cap Growth Fund
Mid Cap Growth Fund
Small Cap Growth Fund
Science and Technology Growth Fund
International Growth Fund
Developing Markets Growth Fund
Dividend Growth Fund
Balanced Fund
U.S. Government Securities Fund
Tax-Free Income Fund
Minnesota Tax-Free Income Fund
Florida Tax-Free Income Fund
Money Market Fund
Limited Distribution Funds
High Income Municipal Fund
Investment Professionals
Service Professionals
Performance
Prices

Performance

Total Returns | Yields and Distributions

Distribution Rates - Equity Funds

As of 12/31/06
(Updated Monthly)

Fund Name	12-Month Distribution Rate[3]
Balanced	2.22%
Dividend Growth Class I [4]	1.80

Current Yields and Distribution Rates - Fixed Income Funds

As of 12/31/06
(Updated Monthly)

Fund Name	30-Day SEC Yield	12-Month Distribution Rate	Dividend Distribution Factor
U.S. Government Securities	4.87%	4.54%	0.038516
Tax-Free Income	4.28	3.90	0.031271
Minnesota Tax-Free Income[1]	4.31	4.13	0.033311
Florida Tax-Free Income[1]	4.07	3.56	0.029460
Fund Name	**7-Day Compound Effective Yield**	**7-Day Simple Yield**	**Dividend Distribution Factor**
Money Market[2]	4.99%	4.87%	0.003823

Notes:

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains.

(1) Investment income in the *Sit Minnesota Tax-Free Income Fund* and the *Sit Florida Tax-Free Income Fund* may be subject to the federal alternative minimum tax.

(2) *Sit Money Market Fund* is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

(3) Based on the last 12 months of distributed net investment income and average NAV as 12/31/06. One of the investment objectives of Sit Balanced and Sit Dividend Growth Fund is to provide income, which is distributed quarterly.

(4) The distribution rate represents Class I. Class S of the Sit Dividend Growth Fund commenced operations on March 31, 2006; therefore, there is no distribution rate information available for this Class. The distribution rate shown for the Class I shares for this Fund would be substantially similar to the Class S because both classes of shares are invested in the same portfolio of securities. Distribution rates will differ only to the extent that the classes do not have the same expenses. Specifically, the performance shown for the Class I shares does not reflect the 0.25% 12b-1 distribution fee that is charged to Class S shares.

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Performance

January 10, 2007

Total Returns | Yields and Distributions

Average Annual Total Returns - Equity Funds

As of 12/31/06
(Updated Monthly)

Fund Name	3 Months[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]
Balanced	**4.76%**	**7.88%**	**8.20%**	**4.21%**	**6.09%**	**7.67%**
S&P 500 Index	6.70	15.80	10.44	6.19	8.42	10.91
Lehman Aggregate Bond Index	1.24	4.33	3.70	5.06	6.24	6.18
Dividend Growth Class I	**5.89**	**18.29**	**12.79**	--	--	**12.79**
S&P 500 Index	6.70	15.80	10.43	--	--	10.43
Dividend Growth Class S[3]	**5.83**	--	--	--	--	--
S&P 500 Index	6.70	--	--	--	--	--
Large Cap Growth	**6.25**	**9.54**	**10.63**	**3.50**	**5.43**	**11.06**
Russell 1000® Growth Index	5.93	9.08	6.87	2.69	5.44	11.94
Mid Cap Growth[4]	**7.70**	**9.56**	**13.90**	**5.99**	**6.22**	**13.65**
Russell Midcap™ Growth Index	6.94	10.65	12.72	8.21	8.61	--
International Growth[5]	**8.40**	**18.19**	**15.25**	**6.69**	**2.43**	**5.82**
MSCI EAFE Growth Index	9.40	22.33	17.18	12.27	5.07	5.27
Small Cap Growth[4]	**7.31**	**7.99**	**10.98**	**6.30**	**9.02**	**13.02**
Russell 2000® Growth Index	8.76	13.34	10.50	6.93	4.88	7.76
Science and Technology Growth[6]	**6.12**	**1.80**	**4.32**	**-2.45**	--	**1.16**
NYSE Arca Tech 100 Index	5.63	4.68	7.88	4.96	--	13.03
Developing Markets Growth[5]	**15.50**	**31.59**	**27.06**	**19.57**	**6.91**	**6.29**
MSCI Emerging Markets Index	17.28	29.18	27.26	23.52	6.72	5.28

Average Annual Total Returns - Fixed Income Funds

As of 12/31/06
(Updated Monthly)

Fund Name	3 Months[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]
U.S. Government Securities	**1.26%**	**4.13%**	**3.32%**	**3.38%**	**5.04%**	**6.61%**
Lehman Interm. Gov't Index	0.89	3.84	2.62	3.92	5.48	6.77
Tax-Free Income	**0.99**	**3.54**	**3.60**	**3.87**	**4.50**	**5.89**
Lehman 5-Year Municipal Index	0.62	3.34	2.33	4.05	4.69	5.80
Minnesota Tax-Free Income[7]	**1.13**	**4.92**	**4.35**	**4.90**	**4.84**	**5.21**
Lehman 5-Year Municipal Index	0.62	3.34	2.33	4.05	4.69	4.79
Florida Tax-Free Income[7]	**0.82**	**3.82**	**3.20**	--	--	**3.20**
Lehman 5-Year Municipal Index	0.62	3.34	2.33	--	--	2.33

Average Annual Total Returns - Money Market

As of 12/31/06
(Updated Monthly)

Fund Name	3 Months[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]	7-Day Yield[8]	7-Day Effective Yield[8]
Money Market[9]	**1.21%**	**4.59%**	**2.73%**	**2.02%**	**3.48%**	**3.78%**	**4.87%**	**4.99%**
3-Month Treasury Bill	1.29	5.00	3.21	2.46	3.71	4.03	--	--

Notes:

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Not annualized.

(2) Annualized Return since inception. The inception dates for the Funds are as follows: Sit Balanced Fund 12/31/93; Sit Dividend Growth Fund Class I 12/31/03; Sit Dividend Growth Fund Class S 3/31/06; Sit Large Cap Growth Fund 9/2/82; Sit Mid Cap Growth Fund 9/2/82; Sit International Growth Fund 11/1/91; Sit Small Cap Growth Fund 7/1/94; Sit Science and Technology Growth Fund 12/31/97; Sit Developing Markets Growth Fund 7/1/94; Sit Money Market Fund 11/1/93; Sit U.S. Government Securities Fund 6/2/87; Sit Tax-Free Income Fund 9/29/88; Sit Minnesota Tax-Free Income Fund 12/1/93; Sit Florida Tax-Free Income Fund 12/31/03; Sit Bond Fund 12/1/93.

(3) Class S of the Sit Dividend Growth Fund commenced operations on March 31, 2006; therefore, there is no annualized return information available for this Class.

(4) *Sit Small Cap Growth Fund and Sit Mid Cap Growth Fund* primarily invest in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

(5) *Sit Developing Markets Growth Fund and Sit International Growth Fund* invest in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

(6) *Sit Science and Technology Growth Fund* primarily invests in companies involved in the technology sector. An investment in this Fund may involve a greater degree of risk than an investment in mutual funds with greater diversification.

(7) Investment income in the *Sit Minnesota Tax-Free Income Fund* & the *Sit Florida Tax-Free Income Fund* may be subject to the federal alternative minimum tax.

(8) The yield quotation more closely reflects the current earnings of the Money Market Fund than the total return quotation which refers to a specific past holding period.

(9) *Sit Money Market Fund* is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.